December 17, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, DC 20549

Attention: Brian Cascio, Accounting Branch Chief Office of Electronics and Machinery

Re:    Amedica Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 24, 2015
File No. 001-33624

Ladies and Gentlemen:

We are writing in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2015 relating to the Form 10-K for Fiscal Year Ended December 31, 2014 and our Quarterly Reports on Form 10-Q for the Quarters Ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively (the “Forms 10-Q”) previously filed with the Commission by Amedica Corporation (the “Company”). Amendments on Form 10K/A (the “Amended Form 10K”) for the aforementioned Form 10K and on Forms 10-Q/A for each of the aforementioned Forms10Q (the “Amended Forms 10-Q”), which reflect the Staff’s comment, were filed with the Commission on December 17, 2015. The Staff’s comment is presented in bold italics below.

Form 10-K for Fiscal Year Ended December 31, 2014

Exhibits 31.1 and 31.2

1.
We see that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.

In response to the Staff’s comment, the Amended Form 10-K and the Amended Forms 10Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 contain updated Exhibits 31.1 and 31.2 with the corrected officer certifications.

Please be advised that the Company acknowledges to the Commission that:

Securities and Exchange Commission
December 17, 2015

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions please do not hesitate to contact me at (801) 839-3506.

Very truly yours,

/s/ Ty Lombardi
Ty Lombardi
Vice President Finance
Amedica Corporation

Cc: Andri Boerman
Gary Todd, Senior Accountant